File No. 812-15879
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Application of:
Crescent Capital BDC, Inc., Crescent Capital Group LP, Crescent Cap Advisors, LLC, CDL Investment Subsidiary II, LP, CDL Levered Fund II, LP, CDL Levered III Investment Subsidiary LP, CDL Unlevered III Investment Subsidiary LP, CESL-A Coinvest Fund SCSp, CESL FLTAF LP, CPCP Levered Unitranche Investments LP, CPCP Unitranche Investments LP, Crescent Capital High Income Fund B, L.P., Crescent Credit Europe LLP, Crescent Credit Europe CAA SCS, Crescent Credit Europe MM SCS, Crescent Credit Solutions VIIIA-2, L.P., Crescent Credit Solutions VIII, L.P., Crescent Credit Solutions VIIIB, SCSp, Crescent Credit Solutions VIIIC (Solvency II), SCSp, Crescent CRPTF Multi-Strat L.P., Crescent CRPTF Private Credit L.P., Crescent Direct Lending Levered Fund (Cayman), LP, Crescent Direct Lending Levered Fund (Delaware), LP, Crescent Direct Lending Fund II (Canada), LP, Crescent Direct Lending Fund II (Delaware), LP, Crescent Direct Lending Fund II (Ireland), LP, Crescent Direct Lending Fund III (Canada) LP, Crescent Direct Lending Fund III (Cayman) LP, Crescent Direct Lending Fund III (Delaware), LP, Crescent Direct Lending Fund III (Ireland) LP, Crescent Direct Lending Fund III (UK) LP, Crescent Direct Lending Fund III LP, Crescent Direct Lending Fund III Note Feeder LP, Crescent Direct Lending Levered Fund II (Delaware), LP, Crescent Direct Lending Levered Fund II (Cayman), LP, Crescent Direct Lending Levered Fund III (Cayman), LP, Crescent Direct Lending Levered Fund III (Delaware) LP, Crescent Direct Lending Levered Fund III (Ireland) LP, Crescent Direct Lending Levered Fund III Note Feeder LP, Crescent Direct Lending Levered Fund, L.P., Crescent Direct Lending SMA Management LLC, Crescent European Specialty Lending Fund II (Cayman) LP, Crescent European Specialty Lending Fund II (Cayman--Levered Eur) LP, Crescent European Specialty Lending Fund II (Cayman--Levered) LP, Crescent European Specialty Lending Fund II (Delaware) LP, Crescent European Specialty Lending Fund II (Levered) LP, Crescent European Specialty Loan Fund II (GBP) SCSP, Crescent European Specialty Loan Fund II SCSP, Crescent Ginkgo LP, Crescent K Investments, L.P., Crescent LACERS SMA Partnership, LP, Crescent Credit Solutions VII CV, L.P., Crescent Credit Solutions VII CV-A, L.P., Crescent Credit Risk Sharing Levered SCSp, Crescent Credit Risk Sharing Unlevered SCSp, Crescent/NAEV Diversified Private Credit (Lux), SCSp, Crescent Mezzanine Partners VII (Chengdong Co-Investment), L.P., Crescent Mezzanine Partners VII (PA Co-Investment II), L.P., Crescent Mezzanine Partners VII (PA Co-Investment III), LP, Crescent Mezzanine Partners VII (PA Co-Investment), L.P., Crescent Private Credit Partners Levered Unitranche Fund (DE) LP, Crescent Private Credit Partners Levered Unitranche Fund (Ireland) LP, Crescent Private Credit Partners Levered Unitranche Note Feeder LP, Crescent Private Credit Partners LP, Crescent Private Credit Partners Management LLC, Crescent Private Credit Partners Unitranche Fund (DE) LP, Crescent Private Credit Partners Unitranche Fund (Ireland) LP, Crescent Private Credit Partners Unitranche Fund TE (Cayman) LP, Crescent Private Credit Partners Unitranche Note Feeder LP, Income Credit Strategies (Series C) LP, NPS/Crescent Strategic Partnership II, LP, Crescent European Specialty Lending Fund III (USD Note Feeder) LP, Crescent CLO Equity Funding II, LP, CCS IX Portfolio Holdings, LLC, Crescent Credit Solutions IXB, SCSp, Crescent Credit Solutions IXB Feeder, L.P., Crescent Credit Solutions IX, L.P., Crescent Credit Solutions IX Co-Investment Fund, L.P., Crescent Parasol Fund LP, Crescent Cap NT Advisors, LLC, Crescent CLO Management LP, Crescent Credit Solutions IXE (Senior Levered), SCSp, BK Canada Holdings, Inc., CCS IX Holdings L.P., Crescent Private Credit Income Corp., Crescent Direct Lending Management, LLC, Crescent European Specialty Lending Fund III (Delaware) LP, Crescent European Specialty Lending Fund III (GBP) SCSp, Crescent European Specialty Lending Fund III SCSp, Crescent European Specialty Lending Fund III (Cayman-Levered) LP, Crescent Mezzanine Partners VI, L.P., Crescent Mezzanine Partners VIB, L.P., Crescent Mezzanine Partners VIC, L.P., Crescent Capital High Income Fund, L.P., Crescent Senior Secured Floating Rate Loan Fund, LLC, Crescent Senior Secured Floating Rate Loan Fund (Cayman), L.P., Crescent/Kamehameha Schools Partnership, LP, Crescent/AEGIS Partnership, LP, Crescent Direct Lending Fund, L.P., NPS/Crescent Strategic Partnership, LP, Crescent (TX) Direct Lending Fund, L.P., Crescent Special Situations Fund (Investor Group), L.P., Crescent European Specialty Lending Fund, L.P., Crescent European Specialty Loan Fund SCS, SICAV-FIS, Crescent European Specialty Lending Fund (Levered) LP, Crescent European Specialty Lending Fund (Cayman-Levered) LP, Crescent European Specialty Lending Fund (Cayman) LP, Crescent European Specialty Lending Fund for ERISA Plans LP, CDL Unit Trust (Ireland), Crescent ESL Saffron SCSp, WTW CSCS Fund, L.P., WTW CSCS Fund (Cayman), L.P., Crescent Direct Lending Fund IV Note Feeder LP, Crescent Direct Lending Fund IV Note Feeder (Fixed) LP, Crescent Direct Lending Fund IV (UK) LP, Crescent Direct Lending Intact Fund LP, Crescent Direct Lending Fund IV (Europe) LP, Crescent Credit Solutions IXC (Unlevered), SCSp, Crescent Credit Solutions IXD (Senior Unlevered), SCSp, Crescent Direct Lending Fund IV (Cayman) LP, Crescent Direct Lending Fund IV (Ireland) LP, Crescent Direct Lending Fund IV (Delaware) LP, Crescent Direct Lending Levered Fund IV (Delaware) LP, Crescent Direct Lending Levered Fund IV (Ireland) LP, Crescent Direct Lending Levered Fund IV (Cayman) LP, Crescent Direct Lending Fund IV (Canada) LP, Crescent Direct Lending Levered Fund IV (Canada) LP, Crescent Direct Lending Levered Fund IV Note (Canada) LP, CDL Unlevered IV Investment Subsidiary LP, CDL Levered IV Investment Subsidiary LP, GP Acceleration JV LLC, Crescent Direct Lending Levered Fund IV Note Feeder LP, Crescent Elephant Fund LP, Nest Crescent US Direct Lending Fund LP, Crescent GP Financing Solutions L.P., Crescent GP Financing Solutions (Lux), SCSp, Crescent Syndicated Credit Solutions Fund, L.P., Crescent Private Lending Evergreen Levered Fund (Delaware) LP, Crescent Private Lending Evergreen Levered Fund (Luxembourg) SCSp, Crescent Private Lending Evergreen Levered Feeder LP, CPLE Levered Fund LLC, Sun Life Assurance Company of Canada, Sun Life Insurance (Canada) Limited, Sun Life Financial Trust Inc., Sun Life and Health Insurance Company (U.S.), Sun Life Hong Kong Limited, Sun Life (U.S.) HoldCo 2020, LLC, Sun Life Investment Holdings LP Inc., SLA Investment Holdings (U.S.) Inc., Sun Life Financial (U.S.) Reinsurance Company, Sun Life Financial (U.S.) Reinsurance Company II, Sun Life Financial (Bermuda) Reinsurance Ltd., SLA US Real Estate Holdings, Inc., SLI US Real Estate Holdings, Inc., Sun Life Investment Holdings Limited Partnership and SLC Asset Management ULC
11100 Santa Monica Blvd., Suite 2000
Los Angeles, California 90025
(310) 235-5900

AMENDMENT NO. 2 TO APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940
All Communications, Notices and Orders to:

George Hawley, Esq.
Crescent Capital Group LP
11100 Santa Monica Blvd., Suite 2000
Los Angeles, California 90025
Telephone: (310) 235-5900

Copies to:
Kevin Hardy, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 320 South Canal Street Chicago, Illinois 60606 (312) 407-0641 Kevin.Hardy@skadden.com

August 3, 2026

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

Crescent Capital BDC, Inc., Crescent Capital Group LP, Crescent Cap Advisors, LLC, CDL Investment Subsidiary II, LP, CDL Levered Fund II, LP, CDL Levered III Investment Subsidiary LP, CDL Unlevered III Investment Subsidiary LP, CESL-A Coinvest Fund SCSp, CESL FLTAF LP, CPCP Levered Unitranche Investments LP, CPCP Unitranche Investments LP, Crescent Capital High Income Fund B, L.P., Crescent Credit Europe LLP, Crescent Credit Europe CAA SCS, Crescent Credit Europe MM SCS, Crescent Credit Solutions VIIIA-2, L.P., Crescent Credit Solutions VIII, L.P., Crescent Credit Solutions VIIIB, SCSp, Crescent Credit Solutions VIIIC (Solvency II), SCSp, Crescent CRPTF Multi-Strat L.P., Crescent CRPTF Private Credit L.P., Crescent Direct Lending Levered Fund (Cayman), LP, Crescent Direct Lending Levered Fund (Delaware), LP, Crescent Direct Lending Fund II (Canada), LP, Crescent Direct Lending Fund II (Delaware), LP, Crescent Direct Lending Fund II (Ireland), LP, Crescent Direct Lending Fund III (Canada) LP, Crescent Direct Lending Fund III (Cayman) LP, Crescent Direct Lending Fund III (Delaware), LP, Crescent Direct Lending Fund III (Ireland) LP, Crescent Direct Lending Fund III (UK) LP, Crescent Direct Lending Fund III LP, Crescent Direct Lending Fund III Note Feeder LP, Crescent Direct Lending Levered Fund II (Delaware), LP, Crescent Direct Lending Levered Fund II (Cayman), LP, Crescent Direct Lending Levered Fund III (Cayman), LP, Crescent Direct Lending Levered Fund III (Delaware) LP, Crescent Direct Lending Levered Fund III (Ireland) LP, Crescent Direct Lending Levered Fund III Note Feeder LP, Crescent Direct Lending Levered Fund, L.P., Crescent Direct Lending SMA Management LLC, Crescent European Specialty Lending Fund II (Cayman) LP, Crescent European Specialty Lending Fund II (Cayman--Levered EUR) LP, Crescent European Specialty Lending Fund II (Cayman--Levered) LP, Crescent European Specialty Lending Fund II (Delaware) LP, Crescent European Specialty Lending Fund II (Levered) LP, Crescent European Specialty Loan Fund II (GBP) SCSP, Crescent European Specialty Loan Fund II SCSP, Crescent Ginkgo LP, Crescent K Investments, L.P., Crescent LACERS SMA Partnership, LP, Crescent Credit Solutions VII CV, L.P., Crescent Credit Solutions VII CV-A, L.P., Crescent Credit Risk Sharing Levered SCSp, Crescent Credit Risk Sharing Unlevered SCSp, Crescent/NAEV Diversified Private Credit (Lux), SCSp, Crescent Mezzanine Partners VII (Chengdong Co-Investment), L.P., Crescent Mezzanine Partners VII (PA Co-Investment II), L.P., Crescent Mezzanine Partners VII (PA Co-Investment III), LP, Crescent Mezzanine Partners VII (PA Co-Investment),
: : : : : : : : : : : : : : : : : : : : : : :

AMENDMENT NO. 2 TO APPLICATION FOR AN ORDER
PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE
INVESTMENT COMPANY ACT OF 1940
PERMITTING CERTAIN JOINT
TRANSACTIONS OTHERWISE
PROHIBITED BY SECTIONS 17(d) AND
57(a)(4) OF AND RULE 17d-1 UNDER THE
INVESTMENT COMPANY ACT OF 1940

L.P., Crescent Private Credit Partners Levered Unitranche Fund (DE) LP, Crescent Private Credit Partners Levered Unitranche Fund (Ireland) LP, Crescent Private Credit Partners Levered Unitranche Note Feeder LP, Crescent Private Credit Partners LP, Crescent Private Credit Partners Management LLC, Crescent Private Credit Partners Unitranche Fund (DE) LP, Crescent Private Credit Partners Unitranche Fund (Ireland) LP, Crescent Private Credit Partners Unitranche Fund TE (Cayman) LP, Crescent Private Credit Partners Unitranche Note Feeder LP, Income Credit Strategies (Series C) LP, NPS/Crescent Strategic Partnership II, LP, Crescent European Specialty Lending Fund III (USD Note Feeder) LP, Crescent CLO Equity Funding II, LP, CCS IX Portfolio Holdings, LLC, Crescent Credit Solutions IXB, SCSp, Crescent Credit Solutions IXB Feeder, L.P., Crescent Credit Solutions IX, L.P., Crescent Credit Solutions IX Co-Investment Fund, L.P., Crescent Parasol Fund LP, Crescent Cap NT Advisors, LLC, Crescent CLO Management LP, Crescent Credit Solutions IXE (Senior Levered), SCSp, BK Canada Holdings, Inc., CCS IX Holdings L.P., Crescent Private Credit Income Corp., Crescent Direct Lending Management, LLC, Crescent European Specialty Lending Fund III (Delaware) LP, Crescent European Specialty Lending Fund III (GBP) SCSp, Crescent European Specialty Lending Fund III SCSp, Crescent European Specialty Lending Fund III (Cayman-Levered) LP, Crescent Mezzanine Partners VI, L.P., Crescent Mezzanine Partners VIB, L.P., Crescent Mezzanine Partners VIC, L.P., Crescent Capital High Income Fund, L.P., Crescent Senior Secured Floating Rate Loan Fund, LLC, Crescent Senior Secured Floating Rate Loan Fund (Cayman), L.P., Crescent/Kamehameha Schools Partnership, LP, Crescent/AEGIS Partnership, LP, Crescent Direct Lending Fund, L.P., NPS/Crescent Strategic Partnership, LP, Crescent (TX) Direct Lending Fund, L.P., Crescent Special Situations Fund (Investor Group), L.P., Crescent European Specialty Lending Fund, L.P., Crescent European Specialty Loan Fund SCS, SICAV-FIS, Crescent European Specialty Lending Fund (Levered) LP, Crescent European Specialty Lending Fund (Cayman-Levered) LP, Crescent European Specialty Lending Fund (Cayman) LP, Crescent European Specialty Lending Fund for ERISA Plans LP, CDL Unit Trust (Ireland), Crescent ESL Saffron SCSp, WTW CSCS Fund, L.P., WTW CSCS Fund (Cayman), L.P., Crescent Direct Lending Fund IV Note Feeder LP, Crescent Direct Lending Fund IV Note Feeder (Fixed) LP, Crescent Direct Lending Fund IV (UK) LP, Crescent Direct Lending Intact Fund LP, Crescent Direct Lending Fund IV (Europe) LP, Crescent Credit Solutions IXC (Unlevered), SCSp, Crescent Credit Solutions IXD (Senior Unlevered), SCSp, Crescent Direct Lending Fund IV (Cayman) LP, Crescent Direct Lending Fund IV (Ireland) LP, Crescent Direct Lending Fund IV (Delaware) LP, Crescent Direct Lending Levered Fund IV (Delaware) LP, Crescent Direct Lending Levered Fund IV (Ireland) LP, Crescent Direct Lending Levered Fund IV (Cayman) LP, Crescent Direct Lending Fund IV (Canada) LP, Crescent Direct Lending Levered

Fund IV (Canada) LP, Crescent Direct Lending Levered Fund IV Note (Canada) LP, CDL Unlevered IV Investment Subsidiary LP, CDL Levered IV Investment Subsidiary LP, GP Acceleration JV LLC, Crescent Direct Lending Levered Fund IV Note Feeder LP, Crescent Elephant Fund LP, Nest Crescent US Direct Lending Fund LP, Crescent GP Financing Solutions L.P., Crescent GP Financing Solutions (Lux), SCSp, Crescent Syndicated Credit Solutions Fund, L.P., Crescent Private Lending Evergreen Levered Fund (Delaware) LP, Crescent Private Lending Evergreen Levered Fund (Luxembourg) SCSp, Crescent Private Lending Evergreen Levered Feeder LP, CPLE Levered Fund LLC, Sun Life Assurance Company of Canada, Sun Life Insurance (Canada) Limited, Sun Life Financial Trust Inc., Sun Life and Health Insurance Company (U.S.), Sun Life Hong Kong Limited, Sun Life (U.S.) HoldCo 2020, LLC, Sun Life Investment Holdings LP Inc., SLA Investment Holdings (U.S.) Inc., Sun Life Financial (U.S.) Reinsurance Company, Sun Life Financial (U.S.) Reinsurance Company II, Sun Life Financial (Bermuda) Reinsurance Ltd., SLA US Real Estate Holdings, Inc., SLI US Real Estate Holdings, Inc., Sun Life Investment Holdings Limited Partnership and SLC Asset Management ULC

11100 SANTA MONICA BLVD., SUITE 2000
LOS ANGELES, CALIFORNIA 90025

File No. 812-15879

I.	SUMMARY OF APPLICATION
The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on March 29, 2016 (the “Prior Order”)2 that was granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.
▪
Crescent Capital BDC, Inc., an externally managed closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act; (“Crescent Capital BDC”);

▪	Crescent Private Credit Income Corp., an externally managed closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act (“Crescent Private Credit BDC”);
▪
CCS IX Portfolio Holdings, LLC, an externally managed closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act (“CCS IX Portfolio Holdings” and, together with Crescent Capital BDC and Crescent Private Credit BDC, the “Existing Regulated Funds”);

▪
Crescent Capital Group LP (“Crescent Group”), a limited partnership organized under the Delaware Revised Uniform Limited Partnership Act, registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and an indirect, wholly-owned subsidiary of Sun Life Financial Inc. (“Sun Life”) and is the investment adviser to CCS IX Portfolio Holdings and certain Existing Affiliated Funds (as defined below) as identified on Schedule A hereto;

_____________________________
[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]	Crescent Capital BDC, Inc., et al. (File No. 812-14454), Release No. IC-32018 (March 2, 2016) (notice), Release No. IC-32056 (March 29, 2016) (order).

▪
Crescent Cap Advisors, LLC (“Crescent Cap Advisors”), a Delaware limited liability company registered with the Commission under the Advisers Act, on behalf of itself and its successors,[3] is a majority-owned subsidiary and affiliate of Crescent Group and is the investment adviser to Crescent Capital BDC;

▪
Crescent Cap NT Advisors, LLC (“Crescent Cap NT Advisors”), a Delaware limited liability company registered with the Commission under the Advisers Act is a wholly-owned subsidiary of Crescent Group and is the investment adviser to Crescent Private Credit BDC;

▪
Crescent Private Credit Partners Management LLC (“CPCP Management”), a Delaware limited liability company, is a wholly-owned subsidiary and “relying adviser” under the Advisers Act of Crescent Group that serves as an investment adviser to certain Existing Affiliated Funds as identified on Schedule A hereto;

▪
Crescent Direct Lending Management, LLC (“CDL Management”), a Delaware limited liability company, is a wholly-owned subsidiary and “relying adviser” under the Advisers Act of Crescent Group that serves as an investment adviser to certain Existing Affiliated Funds as identified on Schedule A hereto;

▪
Crescent Direct Lending SMA Management LLC (“CDL SMA Management”), a Delaware limited liability company, is a wholly-owned subsidiary and “relying adviser” under the Advisers Act of Crescent Group that serves as an investment adviser to certain Existing Affiliated Funds as identified on Schedule A hereto;

▪
Crescent Credit Europe LLP (“Crescent Credit Europe”, and collectively with Crescent Group, Crescent Cap Advisors, Crescent Cap NT Advisors, CPCP Management, CDL Management, and CDL SMA Management, the “Existing Advisers”), a limited liability partnership organized in England and Wales, is an affiliate and “relying adviser” under the Advisers Act of Crescent Group, and is authorized and regulated by the U.K. Financial Conduct Authority. Crescent Credit Europe provides advice to Crescent Group with respect to certain funds and accounts with a focus on European credit investments, but does not serve as an investment adviser to any Existing Affiliated Funds;

▪
Any Affiliated Entity identified in Schedule A that, from time to time, may hold various financial assets in a principal capacity, and intends to currently participate in the Co-Investment Program (the “Existing Proprietary Accounts”); and

▪
Investment funds and other vehicles set forth on Schedule A hereto (other than an Existing Proprietary Account), each of which is a separate and distinct legal entity and that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder (collectively, the “Existing Affiliated Funds”, and together with the Existing Regulated Funds, the Existing Advisers, each on behalf of itself and its successors, and the Existing Proprietary Accounts, the “Applicants”).[4]

_____________________________
[3]	The term successor, as applied to each Adviser, means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.
[4]
All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund5 and one or more Affiliated Entities6 to engage in Co-Investment Transactions7 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”8 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.9
II.	GENERAL DESCRIPTION OF THE APPLICANTS
A.	The Existing Regulated Funds
Crescent Capital BDC was organized under the General Corporation Law of the State of Delaware on February 5, 2015 for the purpose of operating as a BDC. In addition, Crescent Capital BDC has made an election to be treated for tax purposes as a regulated investment company (“RIC”) under the Code, and intends to continue to make such election in the future. Crescent Capital BDC’s investment objective is to maximize the total return to its stockholders in the form of current income and capital appreciation. Crescent Capital BDC’s primary focus is originating and investing primarily in secured debt (including senior secured, unitranche and second lien debt) and unsecured debt (including senior unsecured and subordinated debt), as well as related equity securities of private U.S. middle-market companies. Crescent Capital BDC may on occasion invest in larger or smaller companies. Crescent Capital BDC’s principal place of business is 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025.
The Board of Crescent Capital BDC has six members, five of whom are not “interested persons” of Crescent Capital BDC within the meaning of Section 2(a)(19) if the 1940 Act.

_____________________________
[5]
“Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (or series thereof, as applicable) (a) that is an open-end or closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a BDC. “Wholly Owned Investment Sub” means an entity: (a) that is a “wholly owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a BDC. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a BDC, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly Owned Investment Sub.
In the case of a Wholly Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly Owned Investment Sub will be deemed to serve those roles for the Wholly Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.
[6]
“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates, and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates, that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.
[7]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.
[8]
“Adviser” means an Existing Adviser and any other investment adviser controlling, controlled by or under common control with the Existing Advisers. The term “Adviser” also includes any internally managed Regulated Fund.

[9]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

Crescent Private Credit BDC was organized as a Maryland corporation on November 10, 2022, to invest primarily in directly originated assets, including debt securities and related equity investments, made to or issued by U.S. middle-market companies. Crescent Private Credit BDC has made an election to be treated for tax purposes as a RIC under the Code, and intends to continue to make such election in the future. Crescent Private Credit BDC’s investment objectives are to maximize the total return to its stockholders in the form of current income and, to a lesser extent, long-term capital appreciation through debt and related equity investments. Crescent Private Credit BDC’s primary focus is to invest in directly originated assets, including debt securities and related equity investments, made to or issued by U.S. middle-market companies; however, it may invest in larger or smaller companies. To a lesser extent, Crescent Private Credit BDC may make investments in syndicated loans and other liquid credit opportunities, including in publicly traded debt instruments, for cash management purposes, while also presenting an opportunity for attractive investment returns.
The Board of Crescent Private Credit BDC has five members, three of whom are not “interested persons” of Crescent Private Credit BDC within the meaning of Section 2(a)(19) if the 1940 Act. Crescent Private Credit BDC’s principal place of business is 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025.
CCS IX Portfolio Holdings was organized as a Delaware limited liability company on March 12, 2024, to originate and invest primarily in privately negotiated debt of core middle-market companies, with such investment to be made in conjunction with private equity-sponsored leveraged transactions which are typically structured as senior debt (including first lien and unitranche debt); junior debt (including second lien, unsecured, subordinated or holding company debt) and/or preferred stock. Its investments may include equity participations. CCS IX Portfolio Holdings has made an election to be treated for tax purposes as a RIC under the Code, and intends to continue to make such election in the future. CCS IX Portfolio Holdings’ investment objective is to provide investors with substantial current income and long-term capital appreciation by investing in a diversified portfolio of senior secured debt, with the ability to invest in junior debt securities.
The Board of CCS IX Portfolio Holdings has five members, three of whom are not “interested persons” of CCS IX Portfolio Holdings within the meaning of Section 2(a)(19) if the 1940 Act. CCS IX Portfolio Holdings’ principal place of business is 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025.
The business and affairs of each of the Existing Regulated Funds are managed under the direction of its respective board.
B.	Existing Advisers[10]
Crescent Group is a limited partnership organized under the Delaware Revised Uniform Limited Partnership Act on May 4, 2010. Crescent Group is an affiliate of Crescent Cap Advisors and is registered with the Commission under the Advisers Act.
Crescent Group has approximately $50 billion under management as of December 31, 2025. With its headquarters in Los Angeles, Crescent Group has approximately 250 employees based in five offices in the U.S. and Europe.
Crescent Cap Advisors, formerly CBDC Advisors LLC, is a Delaware limited liability company and is registered with the Commission under the Advisers Act. On the date of this Application, its sole client is Crescent Capital BDC. Crescent Cap Advisors is a majority-owned subsidiary and an affiliate of Crescent Group, which, together, provide innovative alternative investment products to individual and institutional investors through publicly-registered programs, private funds and separately managed accounts.
Under the terms of the investment advisory agreement with Crescent Capital BDC, Crescent Cap Advisors will: (i) determine the composition of the portfolio of Crescent Capital BDC, the nature and timing of the changes therein and the manner of implementing such changes; (ii) identify/source, research, evaluate and negotiate the structure of the investments made by Crescent Capital BDC; (iii) close and monitor Crescent Capital BDC’s investments; (iv) determine the assets that Crescent Capital BDC will originate, purchase, retain, or sell; (v) perform due diligence on prospective portfolio companies; and (vi) provide Crescent Capital BDC with such other investment advisory, research and related services as Crescent Capital BDC may, from time to time, reasonably require for the investment of its funds, including providing operating and managerial assistance to Crescent Capital BDC and its portfolio companies as required. Crescent Cap Advisors’ services under the investment advisory agreement may not be exclusive, and it is free to furnish similar services to other entities so long as its services to Crescent Capital BDC are not impaired.
Crescent Cap NT Advisors is a Delaware limited liability company and is registered with the Commission under the Advisers Act. On the date of this Application, its sole client is Crescent Private Credit BDC. Crescent Cap NT Advisors is a majority-owned subsidiary and an affiliate of Crescent Group, which, together, provide innovative alternative investment products to individual and institutional investors through publicly-registered programs, private funds and separately managed accounts.
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[10]	The Existing Advisers are under the common control of Sun Life, and are thus affiliated persons of each other.

Under the terms of the investment advisory agreement with Crescent Private Credit BDC, Crescent Cap NT Advisors will: (i) determine the composition of the portfolio of Crescent Private Credit BDC, the nature and timing of the changes therein and the manner of implementing such changes; (ii) identify/source, research, evaluate and negotiate the structure of the investments made by Crescent Private Credit BDC; (iii) close and monitor Crescent Private Credit BDC’s investments; (iv) determine the assets that Crescent Private Credit BDC will originate, purchase, retain, or sell; (v) perform due diligence on prospective portfolio companies; and (vi) provide Crescent Private Credit BDC with such other investment advisory, research and related services as Crescent Private Credit BDC may, from time to time, reasonably require for the investment of its funds, including providing operating and managerial assistance to Crescent Private Credit BDC and its portfolio companies as required. Crescent Cap NT Advisors’ services under the investment advisory agreement may not be exclusive, and it is free to furnish similar services to other entities so long as its services to Crescent Private Credit BDC are not impaired.
CPCP Management, a limited liability company organized under the Delaware Limited Liability Company Act on July 18, 2018, is a wholly-owned subsidiary and relying adviser of Crescent Group.
CDL Management, a Delaware limited liability company formed on March 31, 2014, is a wholly-owned subsidiary of Crescent Group and is a “relying adviser” under the Advisers Act. CDL Management serves as an investment adviser to certain clients with a focus on investments primarily in senior secured loans (including first lien, unitranche and second lien loans) of private U.S. lower-middle-market companies.
CDL SMA Management, a limited liability company organized under the Delaware Limited Liability Company Act on June 21, 2021, is a wholly-owned subsidiary of Crescent Group and is a “relying adviser” under the Advisers Act.
Crescent Credit Europe, a limited liability partnership organized in England and Wales on October 6, 2011, is a subsidiary affiliate and “relying adviser” under the Advisers Act of Crescent Group and is authorized and regulated by the U.K. Financial Conduct Authority. Crescent Credit Europe provides advice to Crescent Group with respect to certain funds and accounts with a focus on European credit investments, but does not serve as an investment adviser to any Existing Affiliated Funds.
C.	Existing Affiliated Funds and Existing Proprietary Accounts
Each Existing Affiliated Fund is an investment fund whose investment adviser is an Existing Adviser and which would be an investment company but for Section 3(c) or Rule 3a-7 of the 1940 Act.11 A list setting out the Existing Affiliated Funds and their respective investment advisers is included on Schedule A hereto.
The Existing Proprietary Accounts may, from time to time, hold various financial assets in a principal capacity. Sun Life and its affiliates have various business lines that they may operate through wholly- or majority-owned subsidiaries, and the subsidiaries that exist and currently intend to participate in the proposed Co-Investment Program have been included as Applicants herein. A list of the Existing Proprietary Accounts is included in Appendix A.
The Existing Affiliated Funds pursue strategies focused on originating and investing primarily in secured debt (including senior secured, unitranche and second lien debt) and unsecured debt (including senior unsecured and subordinated debt), as well as related equity securities of private U.S. middle-market companies. The Existing Affiliated Funds target attractive risk-adjusted yields across the entire capital structure of middle-market companies by leveraging the following strategies:
•
Direct Lending. Direct Lending provides senior secured debt to private, U.S. lower-middle-market companies. Direct Lending’s primary investment focus is sponsor-backed, lower-middle-market companies. This strategy’s primary target investments take multiple forms of senior debt, including unitranche facilities.

•
Credit Solutions (formerly known as Mezzanine). Credit Solutions invests primarily in private debt securities issued by sponsored-back core middle market companies. This strategy’s primary investment focus is to invest in senior secured and junior debt securities, though it has the flexibility to invest across the capital structure.

•
Narrowly Syndicated Credit. The narrowly syndicated credit strategy is a concentrated portfolio of privately negotiated, upper middle-market debt investments. This strategy primarily invests in senior secured upper middle-market “144A for life” (no registration rights) and private below investment grade corporate bank loans and bonds. This strategy targets syndicated transactions ranging in tranche size from $100 million to $500 million, which we believe constitutes about 10% of the total syndicated loan and high yield bond market.

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[11]	In the future, each Existing Affiliated Fund may register as an investment company under the 1940 Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

•
European Specialty Lending. The dedicated European specialty lending strategy invests primarily in a diversified portfolio of private secured debt securities issued by European companies. The strategy’s primary investment focus is sponsor-backed, middle-market European companies. This strategy’s primary target investments take multiple forms of senior debt, including unitranche facilities.

III.	ORDER REQUESTED
The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.
A.	Applicable Law
Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”
Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”12 in which the fund is a participant without first obtaining an order from the SEC.
Section 57(a)(4), in relevant part, prohibits any person related to a BDC in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the BDC is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).
Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.
B.	Need for Relief
Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to an open-end fund or closed-end fund or a BDC, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). The Existing Advisers are under common control, and are thus affiliated persons of each other. Accordingly, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with any of the Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.
C.	Conditions
Applicants agree that any Order granting the requested relief will be subject to the following Conditions.
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[12]
Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company .. and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking.…”

1.          Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.13
2.          Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,14 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,15 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.
3.          Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.16
4.          No Remuneration. Any transaction fee17 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).
5.          Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each
_____________________________
[13]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.
[14]
Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act. Solely for purposes of conditions 2 and 6(b) of this application, a designated committee of the board of a Regulated Fund may take the steps required of the Required Majority, so long as: (a) such committee consists of at least three directors who both have no financial interest in the relevant transaction and are not interested persons of the Regulated Fund, a majority of whom approve the transaction; and (b) a report on all Co-Investment Transactions considered by the designated committee, including the committee’s decision on each such transaction and the information described in Section 57(f)(3) that the committee has recorded with respect to each such transaction, is provided to the entire board of the Regulated Fund at the board’s next regularly-scheduled meeting.

[15]
Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[16]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.
[3]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.18
6.          Dispositions:
(a)          Prior to any Disposition19 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.
(b)          Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.20
7.          Board Oversight
(a)          Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.
(b)          Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.
(c)          At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.
(d)          Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.
(e)          The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.
8.          Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a BDC and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).21
9.          In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.
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[18]	The Affiliated Entities may adopt shared Co-Investment Allocation Policies.
[19]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer
[20]
“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

[21]
If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED
Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.
A.	Potential Benefits to the Regulated Funds and their Shareholders
Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.
B.	Shareholder Protections
Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.
V.	PRECEDENTS
The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).22 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.
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[22]
See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order);  BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order); KKR Real Estate Select Trust Inc., et al. (File No. 812-15834), Release No. IC-36154 (May 14, 2026) (notice), Release No. IC-36211 (June 11, 2026) (order).

VI.	PROCEDURAL MATTERS
A.	Communications
Please address all communications concerning this Application, the Notice and the Order to:
George Hawley, Esq.
Crescent Capital Group LP
11100 Santa Monica Blvd., Suite 2000
Los Angeles, California 90025
Telephone: (310) 235-5900
Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Kevin Hardy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
320 South Canal Street
Chicago, Illinois 60606
(312) 407-0641
B.	Authorizations
The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.
Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.
The Applicants have caused this Application to be duly signed on their behalf on the 3rd day of August, 2026.

CRESCENT CAPITAL BDC, INC.

By:	/s/ George Hawley
Name:	George Hawley
Title:	Secretary

CRESCENT CAPITAL GROUP LP

By:	/s/ George Hawley
Name:	George P. Hawley
Title:	Authorized Signatory

CDL INVESTMENT SUBSIDIARY II, LP, by
CDL GENERAL PARTNER II, LTD., its General Partner

By:	/s/ Mike Rogers
Name:	Mike Rogers
Title:	Authorized Signatory

CDL LEVERED FUND II, LP, by
CDL LEVERED GENERAL PARTNER II, LTD., its General Partner

By:	/s/ Mike Rogers
Name:	Mike Rogers
Title:	Authorized Signatory

CDL LEVERED III INVESTMENT SUBSIDIARY LP, by
CDL LEVERED GENERAL PARTNER III LTD., its General Partner

By:	/s/ Mike Rogers
Name:	Mike Rogers
Title:	Authorized Signatory

CDL UNLEVERED III INVESTMENT SUBSIDIARY LP, by
CDL GENERAL PARTNER III LTD., its General Partner

By:	/s/ Mike Rogers
Name:	Mike Rogers
Title:	Authorized Signatory

CESL-A COINVEST FUND SCSP, by
CESL-A COINVEST GP S.A.R.L., its General Partner

By:	/s/ Addison Kim
Name:	Addison Kim
Title:	Class B Manager

CESL FLTAF LP, by
CESL FLTAF LLC., its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CPCP LEVERED UNITRANCHE INVESTMENTS LP, by
CPCP LEVERED UNITRANCHE INVESTMENTS GP LTD., its General Partner

By:	/s/ Laren Gillespie
Name:	Laren Gillespie
Title:	Authorized Signatory

CPCP UNITRANCHE INVESTMENTS LP, by
CPCP UNITRANCHE INVESTMENTS GP LTD., its General Partner

By:	s/ Laren Gillespie
Name:	Laren Gillespie
Title:	Authorized Signatory

CRESCENT CAPITAL HIGH INCOME FUND B, L.P., by
CRESCENT CAPITAL GROUP HIGH INCOME B LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT CREDIT EUROPE LLP, by
CRESCENT CREDIT EUROPE GROUP LTD, its Member

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT CREDIT EUROPE CAA SCS, by
CRESCENT EUROPEAN SPECIALTY LOAN S.A.R.L, its General Partner

By:	/s/ Jason Breaux
Name:	Jason Breaux
Title:	Class B Manager

CRESCENT CREDIT EUROPE MM SCS, by
CRESCENT EUROPEAN SPECIALTY LOAN S.A.R.L, its General Partner

By:	/s/ Jason Breaux
Name:	Jason Breaux
Title:	Class B Manager

CRESCENT CREDIT SOLUTIONS VIIIA-2, L.P., by
CRESCENT CREDIT SOLUTIONS VIII, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT CREDIT SOLUTIONS VIII, L.P., by
CRESCENT CREDIT SOLUTIONS VIII, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT CREDIT SOLUTIONS VIIIB, SCSP, by
CRESCENT CREDIT SOLUTIONS VIII GP, SARL, its General Partner

By:	/s/ Christopher G. Wright
Name:	Christopher G. Wright
Title:	Class B Manager

CRESCENT CREDIT SOLUTIONS VIIIC (SOLVENCY II), SCSP, by
CRESCENT CREDIT SOLUTIONS VIII GP, SARL, its General Partner

By:	/s/ Christopher G. Wright
Name:	Christopher G. Wright
Title:	Class B Manager

CRESCENT CRPTF MULTI-STRAT L.P., by
CRESCENT CRPTF MULTI-STRAT, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT CRPTF PRIVATE CREDIT L.P., by
CRESCENT CRPTF PRIVATE CREDIT, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING LEVERED FUND (CAYMAN), LP, by
CRESCENT DIRECT LENDING LEVERED, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING LEVERED FUND (DELAWARE), LP, by
CRESCENT DIRECT LENDING LEVERED, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING FUND II (CANADA), LP, by
CDL GENERAL PARTNER II GP, LTD., its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING FUND II (DELAWARE), LP, by
CDL FUND II GP, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING FUND II (IRELAND), LP, by
CDL II GP LIMITED, its General Partner

By:	/s/ Mike Rogers
Name:	Mike Rogers
Title:	Authorized Signatory

CRESCENT DIRECT LENDING FUND III (CANADA) LP, by
CDL GENERAL PARTNER III GP LTD., its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING FUND III (CAYMAN) LP, by
CDL FUND III GP LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING FUND III (DELAWARE) LP, by
CDL FUND III GP LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING FUND III (IRELAND) LP, by
CDL III GP LIMITED, its General Partner

By:	/s/ Mike Rogers
Name:	Mike Rogers
Title:	Authorized Signatory

CRESCENT DIRECT LENDING FUND III (UK) LP, by
CDL FUND III GP LLC, its General Partner

By:	/s/ Mike Rogers
Name:	Mike Rogers
Title:	Authorized Signatory

CRESCENT DIRECT LENDING FUND III LP, by
CDL III GP LIMITED, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING FUND III NOTE FEEDER LP, by
CDL FUND III GP LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING LEVERED FUND II (DELAWARE), LP, by
CDL FUND II GP, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING LEVERED FUND II (CAYMAN), LP, by
CDL FUND II GP, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING LEVERED FUND III (CAYMAN) LP, by
CDL FUND III GP LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING LEVERED FUND III (DELAWARE) LP, by
CDL FUND III GP LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING LEVERED FUND III (IRELAND) LP, by
CDL FUND III GP Limited, its General Partner

By:	/s/ Mike Rogers
Name:	Mike Rogers
Title:	Authorized Signatory

CRESCENT DIRECT LENDING LEVERED FUND III NOTE FEEDER LP, by
CDL FUND III GP LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING LEVERED FUND, L.P., by
CRESCENT DIRECT LENDING LEVERED, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING SMA MANAGEMENT LLC
By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT EUROPEAN SPECIALTY LENDING FUND II (CAYMAN) LP, by
CRESCENT EUROPEAN SPECIALTY LENDING II LLC its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT EUROPEAN SPECIALTY LENDING FUND II (CAYMAN - LEVERED EUR) LP, by
CRESCENT EUROPEAN SPECIALTY LENDING II LLC its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT EUROPEAN SPECIALTY LENDING FUND II (CAYMAN-LEVERED) LP, by
CRESCENT EUROPEAN SPECIALTY LENDING II LLC its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT EUROPEAN SPECIALTY LENDING FUND II (DELAWARE) LP, by
CRESCENT EUROPEAN SPECIALTY LENDING II LLC its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT EUROPEAN SPECIALTY LENDING FUND II (LEVERED) LP, by
CRESCENT EUROPEAN SPECIALTY LENDING II LLC its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT EUROPEAN SPECIALTY LOAN FUND II (GBP) SCSP, by
CRESCENT EUROPEAN SPECIALTY LOAN II S.A.R.L. its General Partner

By:	/s/ Addison Kim
Name:	Addison Kim
Title:	Class B Manager

CRESCENT EUROPEAN SPECIALTY LOAN FUND II SCSP, by
CRESCENT EUROPEAN SPECIALTY LOAN II S.A.R.L. its General Partner

By:	/s/ Addison Kim
Name:	Addison Kim
Title:	Class B Manager

CRESCENT GINKGO LP, by
CRESCENT CREDIT SOLUTIONS VIII, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT K INVESTMENTS, L.P., by
CRESCENT K GP, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT LACERS SMA PARTNERSHIP, LP, by
CRESCENT LACERS SMA PARTNERSHIP GP, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT CREDIT SOLUTIONS VII CV, L.P., by
CRESCENT CREDIT SOLUTIONS VII CV, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT CREDIT SOLUTIONS VII CV-A, L.P., by
CRESCENT CREDIT SOLUTIONS VII CV, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT CREDIT RISK SHARING LEVERED SCSP, by
CRESCENT CREDIT RISK SHARING GP SARL, its General Partner

By:	/s/ Addison Kim
Name:	Addison Kim
Title:	Authorized Signatory

CRESCENT CREDIT RISK SHARING UNLEVERED SCSP, by
CRESCENT CREDIT RISK SHARING GP SARL, its General Partner

By:	/s/ Addison Kim
Name:	Addison Kim
Title:	Authorized Signatory

CRESCENT/NAEV DIVERSIFIED PRIVATE CREDIT (LUX), SCSP, by
CRESCENT/NAEV DIVERSIFIED Private Credit GP, S.à r.l., its General Partner, by
CRESCENT/NAEV DIVERSIFIED PRIVATE CREDIT LLC, its Sole Shareholder

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT MEZZANINE PARTNERS VII (CHENGDONG CO-INVESTMENT), L.P., by
CRESCENT MEZZANINE VII (CHENGDONG GP), LTD., its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT MEZZANINE PARTNERS VII (PA CO-INVESTMENT II), L.P., by
CRESCENT MEZZANINE VII (PA), LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT MEZZANINE PARTNERS VII (PA CO-INVESTMENT III), LP, by
CRESCENT CREDIT SOLUTIONS VIII (PA), LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT MEZZANINE PARTNERS VII (PA CO-INVESTMENT), L.P., by
CRESCENT MEZZANINE VII (PA), LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT PRIVATE CREDIT PARTNERS LEVERED UNITRANCHE FUND (DE) LP, by
CPCP GENERAL PARTNER LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT PRIVATE CREDIT PARTNERS LEVERED UNITRANCHE FUND (IRELAND) LP, by
CPCP GENERAL PARTNER LIMITED, its General Partner

By:	/s/ James Garmey
Name:	James Garmey
Title:	Authorized Signatory

CRESCENT PRIVATE CREDIT PARTNERS LEVERED UNITRANCHE NOTE FEEDER LP, by
CPCP GENERAL PARTNER LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT PRIVATE CREDIT PARTNERS LP, by
CPCP GENERAL PARTNER LIMITED, its General Partner

By:	/s/ James Garmey
Name:	James Garmey
Title:	Authorized Signatory

CRESCENT PRIVATE CREDIT PARTNERS MANAGEMENT LLC

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT PRIVATE CREDIT PARTNERS UNITRANCHE FUND (DE) LP, by
CPCP GENERAL PARTNER LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT PRIVATE CREDIT PARTNERS UNITRANCHE FUND (IRELAND) LP, by
CPCP GENERAL PARTNER LIMITED, its General Partner

By:	/s/ James Garmey
Name:	James Garmey
Title:	Authorized Signatory

CRESCENT PRIVATE CREDIT PARTNERS UNITRANCHE FUND TE (CAYMAN) LP, by
CPCP GENERAL PARTNER LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT PRIVATE CREDIT PARTNERS UNITRANCHE NOTE FEEDER LP, by
CPCP GENERAL PARTNER LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

INCOME CREDIT STRATEGIES (SERIES C) LP, by
CRESCENT ICS GP, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

NPS/CRESCENT STRATEGIC PARTNERSHIP II, LP, by
NPS/CRESCENT SMA PARTNERS II, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT EUROPEAN SPECIALTY LENDING FUND III (USD NOTE FEEDER) LP, by
CRESCENT EUROPEAN SPECIALTY LENDING III LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT CLO EQUITY FUNDING II, LP, by
CRESCENT CLO FUNDING II GP LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT CAP ADVISORS, LLC

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CCS IX PORTFOLIO HOLDINGS, LLC

By:	/s/ George Hawley
Name:	George Hawley
Title:	Secretary

CRESCENT CREDIT SOLUTIONS IXB, SCSP

By:	/s/ Kimberly Grant
Name:	Kimberly Grant
Title:	Class B Manager

CRESCENT CREDIT SOLUTIONS IXB FEEDER, L.P.
By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT CREDIT SOLUTIONS IX, L.P.

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT CREDIT SOLUTIONS IX CO-INVESTMENT FUND, L.P.

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT PRIVATE LENDING EVERGREEN LEVERED FUND (DELAWARE) LP, by
CPLE GP LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT PRIVATE LENDING EVERGREEN LEVERED FUND (LUXEMBOURG) SCSP, by
CPLE GP S.À R.L., its General Partner

By:	/s/ Henry Chung
Name:	Henry Chung
Title:	Class B Manager

CRESCENT PRIVATE LENDING EVERGREEN LEVERED FEEDER LP, by
CPLE GP LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CPLE LEVERED FUND LLC

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT PARASOL FUND LP

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT CAP NT ADVISORS, LLC

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT CLO MANAGEMENT LP, by
CRESCENT CLO FUNDING II GP LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT CREDIT SOLUTIONS IXE (SENIOR LEVERED), SCSP, by
CRESCENT CREDIT SOLUTIONS IX GP, S.A.R.L., its General Partner

By:	/s/ Kimberly Grant
Name:	Kimberly Grant
Title:	Class B Manager

BK CANADA HOLDINGS, INC.

By:	/s/ Stephen Clarkson Peacher
Name:	Stephen Clarkson Peacher
Title:	Director

By:	/s/ Marlene Frances Van den Hoogen
Name:	Marlene Frances Van den Hoogen
Title:	Director

CCS IX HOLDINGS L.P., by
CRESCENT CREDIT SOLUTIONS IX, LLC (GP), its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT PRIVATE CREDIT INCOME CORP.

By:	/s/ George Hawley
Name:	George Hawley
Title:	Secretary

CRESCENT DIRECT LENDING MANAGEMENT, LLC

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT EUROPEAN SPECIALTY LENDING FUND III (DELAWARE) LP, by
CRESCENT EUROPEAN SPECIALTY LENDING III LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT EUROPEAN SPECIALTY LENDING FUND III (GBP) SCSP, by
CRESCENT EUROPEAN SPECIALTY LENDING III S.À R.L., its General Partner

By:	/s/ Addison Kim
Name:	Addison Kim
Title:	Class B Manager

CRESCENT EUROPEAN SPECIALTY LENDING FUND III SCSP, by
CRESCENT EUROPEAN SPECIALTY LENDING III S.À R.L., its General Partner

By:	/s/ Addison Kim
Name:	Addison Kim
Title:	Class B Manager

CRESCENT EUROPEAN SPECIALTY LENDING FUND III (CAYMAN-LEVERED) LP, by
CRESCENT EUROPEAN SPECIALTY LENDING III LLC its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT MEZZANINE PARTNERS VI, L.P., by
CRESCENT MEZZANINE VI LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT MEZZANINE PARTNERS VIB, L.P., by
CRESCENT MEZZANINE VI LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT MEZZANINE PARTNERS VIC, L.P., by
CRESCENT MEZZANINE VI LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT CAPITAL HIGH INCOME FUND, L.P., by
CRESCENT CAPITAL GROUP HIGH INCOME LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT SENIOR SECURED FLOATING RATE LOAN FUND, LLC, by
CRESCENT SENIOR SECURED LOAN MANAGEMENT LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT SENIOR SECURED FLOATING RATE LOAN FUND (CAYMAN), L.P., by
CRESCENT SENIOR SECURED LOAN MANAGEMENT LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT/KAMEHAMEHA SCHOOLS PARTNERSHIP, LP, by
CRESCENT/K SCHOOL SMA PARTNERS, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT/AEGIS PARTNERSHIP, LP, by
CRESCENT/AEGIS SMA PARTNERS, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING FUND, L.P., by
CRESCENT DIRECT LENDING, LLC, its General Partner
By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

NPS/CRESCENT STRATEGIC PARTNERSHIP, LP, by
NPS/CRESCENT SMA PARTNERS LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT (TX) DIRECT LENDING FUND, L.P., by
CRESCENT (TX) DIRECT LENDING, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT SPECIAL SITUATIONS FUND (INVESTOR GROUP), L.P., by
CRESCENT SPECIAL SITUATIONS FUND LTD., its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT EUROPEAN SPECIALTY LENDING FUND, L.P., by
CRESCENT EUROPEAN SPECIALTY LENDING LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT EUROPEAN SPECIALTY LOAN FUND SCS, SICAV-FIS, by
CRESCENT EUROPEAN SPECIALTY LOAN S.A.R.L., its General Partner

By:	/s/ Jason Breaux
Name:	Jason Breaux
Title:	Class B Manager

CRESCENT EUROPEAN SPECIALTY LENDING FUND (LEVERED) LP, by
CRESCENT EUROPEAN SPECIALTY LENDING LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT EUROPEAN SPECIALTY LENDING FUND (CAYMAN-LEVERED) LP, by
CRESCENT EUROPEAN SPECIALTY LENDING LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT EUROPEAN SPECIALTY LENDING FUND (CAYMAN) LP, by
CRESCENT EUROPEAN SPECIALTY LENDING LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT EUROPEAN SPECIALTY LENDING FUND FOR ERISA PLANS LP, by
CRESCENT EUROPEAN SPECIALTY LENDING LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CDL UNIT TRUST (IRELAND), by
CRESCENT DIRECT LENDING MANAGEMENT, LLC, its Investment Adviser

By:	/s/ John S. Bowman
Name:	John S. Bowman
Title:	Authorized Signatory

CRESCENT ESL SAFFRON SCSP, by
CRESCENT ESL SAFFRON GP S.A.R.L., its General Partner

By:	/s/ Addison Kim
Name:	Addison Kim
Title:	Class B Manager

WTW CSCS FUND, L.P., by
WTW CSCS GP LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

WTW CSCS FUND (CAYMAN), L.P., by
WTW CSCS GP LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING FUND IV NOTE FEEDER LP, by
CDL FUND IV GP LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING FUND IV NOTE FEEDER (FIXED) LP, by
CDL FUND IV GP LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING FUND IV (UK) LP, by
CDL GENERAL PARTNER IV LTD., its General Partner

By:	/s/ Laren Gillespie
Name:	Laren Gillespie
Title:	Authorized Signatory

CRESCENT DIRECT LENDING INTACT FUND LP, by
CDL INTACT GP LTD, its General Partner

By:	/s/ Laren Gillespie
Name:	Laren Gillespie
Title:	Authorized Signatory

CRESCENT DIRECT LENDING FUND IV (EUROPE) LP, by
CDL IV GP LIMITED, its General Partner

By:	/s/ Elizabeth Beazley
Name:	Elizabeth Beazley
Title:	Authorized Signatory

CRESCENT CREDIT SOLUTIONS IXC (UNLEVERED), SCSP, by
CRESCENT CREDIT SOLUTIONS IX GP, S.A.R.L., its General Partner

By:	/s/ Kimberly Grant
Name:	Kimberly Grant
Title:	Class B Manager

CRESCENT CREDIT SOLUTIONS IXD (SENIOR UNLEVERED), SCSP, by
CRESCENT CREDIT SOLUTIONS IX GP, S.A.R.L., its General Partner

By:	/s/ Kimberly Grant
Name:	Kimberly Grant
Title:	Class B Manager

CRESCENT DIRECT LENDING FUND IV (CAYMAN) LP, by
CDL FUND IV GP LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING FUND IV (IRELAND) LP, by
CDL FUND IV GP LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING FUND IV (DELAWARE) LP, by
CDL FUND IV GP LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING LEVERED FUND IV (DELAWARE) LP, by
CDL FUND IV GP LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING LEVERED FUND IV (IRELAND) LP, by
CDL IV GP LIMITED, its General Partner

By:	/s/ Elizabeth Beazley
Name:	Elizabeth Beazley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING LEVERED FUND IV (CAYMAN) LP, by
CDL FUND IV GP LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING FUND IV (CANADA) LP, by
CDL GENERAL PARTNER IV LTD., its General Partner

By:	/s/ Laren Gillespie
Name:	Laren Gillespie
Title:	Authorized Signatory

CRESCENT DIRECT LENDING LEVERED FUND IV (CANADA) LP, by
CDL LEVERED GENERAL PARTNER IV LTD., its General Partner

By:	/s/ Laren Gillespie
Name:	Laren Gillespie
Title:	Authorized Signatory

CRESCENT DIRECT LENDING LEVERED FUND IV NOTE (CANADA) LP, by
CDL LEVERED GENERAL PARTNER IV LTD., its General Partner

By:	/s/ Laren Gillespie
Name:	Laren Gillespie
Title:	Authorized Signatory

CDL UNLEVERED IV INVESTMENT SUBSIDIARY LP, by
CDL GENERAL PARTNER IV LTD., its General Partner

By:	/s/ Laren Gillespie
Name:	Laren Gillespie
Title:	Authorized Signatory

CDL LEVERED IV INVESTMENT SUBSIDIARY LP, by
CDL GENERAL PARTNER IV LTD., its General Partner

By:	/s/ Laren Gillespie
Name:	Laren Gillespie
Title:	Authorized Signatory

GP ACCELERATION JV LLC

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT DIRECT LENDING LEVERED FUND IV NOTE FEEDER LP, by
CDL FUND IV GP LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT ELEPHANT FUND LP, by
CRESCENT ELEPHANT GP LTD., its General Partner

By:	/s/ Laren Gillespie
Name:	Laren Gillespie
Title:	Authorized Signatory

NEST CRESCENT US DIRECT LENDING FUND LP, by
NEST CRESCENT US DIRECT LENDING FUND GP Ltd, its General Partner

By:	/s/ Laren Gillespie
Name:	Laren Gillespie
Title:	Authorized Signatory

CRESCENT GP FINANCING SOLUTIONS L.P., by
CRESCENT GP FINANCING SOLUTIONS GP, LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT GP FINANCING SOLUTIONS (Lux), SCSp, by
CRESCENT GP FINANCING SOLUTIONS GP, S.à.r.l, its General Partner, by
CRESCENT GP Financing Solutions, its Sole Shareholder

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

CRESCENT SYNDICATED CREDIT SOLUTIONS FUND, L.P., by
CRESCENT SYNDICATED CREDIT SOLUTIONS LLC, its General Partner

By:	/s/ George Hawley
Name:	George Hawley
Title:	Authorized Signatory

SUN LIFE ASSURANCE COMPANY OF CANADA

By:	/s/ Bryan Antony Rowe
Name:	Bryan Antony Rowe
Title:	Senior Managing Director

By:	/s/ Michael J. Elkas
Name:	Michael J. Elkas
Title:	Senior Managing Director

SUN LIFE INSURANCE (CANADA) LIMITED

By:	/s/ Bryan Antony Rowe
Name:	Bryan Antony Rowe
Title:	Senior Managing Director

By:	/s/ Shijie (Jay) Zhon
Name:	Shijie (Jay) Zhon
Title:	Director

SUN LIFE FINANCIAL TRUST INC.

By:	/s/ Bryan Antony Rowe
Name:	Bryan Antony Rowe
Title:	Chief Investment Officer

By:	/s/ Shijie (Jay) Zhon
Name:	Shijie (Jay) Zhon
Title:	Director

SUN LIFE AND HEALTH INSURANCE COMPANY (U.S.)

By:	/s/ Randolph Brill Brown
Name:	Randolph Brill Brown
Title:	Authorized Signer

By:	/s/ Les Carter
Name:	Les Carter
Title:	Director

SUN LIFE HONG KONG LIMITED

By:	/s/ Shiuan Ting van Vuuren
Name:	Shiuan Ting van Vuuren
Title:	Chief Investment Officer

SUN LIFE (U.S.) HOLDCO 2020, LLC

By:	/s/ Randolph Brill Brown
Name:	Randolph Brill Brown
Title:	Authorized Signer

By:	/s/ Michael J. Elkas
Name:	Michael J. Elkas
Title:	Authorized Signer

SUN LIFE INVESTMENT HOLDINGS LP INC.

By:	/s/ Colm Dec Mullarkey
Name:	Colm Dec Mullarkey
Title:	Director

By:	/s/ Marlene Frances Van den Hoogen
Name:	Marlene Frances Van den Hoogen
Title:	Director

SLA INVESTMENT HOLDINGS (U.S.) INC.

By:	/s/ Colm Dec Mullarkey
Name:	Colm Dec Mullarkey
Title:	President

By:	/s/ Bryan Antony Rowe
Name:	Bryan Antony Rowe
Title:	Vice President

SUN LIFE FINANCIAL (U.S.) REINSURANCE COMPANY

By:	/s/ Randolph Brill Brown
Name:	Randolph Brill Brown
Title:	Authorized Signer

By:	/s/ Bryan Antony Rowe
Name:	Bryan Antony Rowe
Title:	Authorized Signer

SUN LIFE FINANCIAL (U.S.) REINSURANCE COMPANY II

By:	/s/ Randolph Brill Brown
Name:	Randolph Brill Brown
Title:	Authorized Signer

By:	/s/ Bryan Antony Rowe
Name:	Bryan Antony Rowe
Title:	Authorized Signer

SUN LIFE FINANCIAL (BERMUDA) REINSURANCE LTD.

By:	/s/ Samuel G. Berry
Name:	Samuel G. Berry
Title:	President

By:	/s/ Duarte Manuel de Frias
Name:	Duarte Manuel de Frias
Title:	Vice President

SLA US REAL ESTATE HOLDINGS, INC.

By:	/s/ Randolph Brill Brown
Name:	Randolph Brill Brown
Title:	Director

By:	/s/ Bryan Antony Rowe
Name:	Bryan Antony Rowe
Title:	Authorized Signer

SLI US REAL ESTATE HOLDINGS, INC.

By:	/s/ Randolph Brill Brown
Name:	Randolph Brill Brown
Title:	Director

By:	/s/ Bryan Antony Rowe
Name:	Bryan Antony Rowe
Title:	Authorized Signer

SUN LIFE INVESTMENT HOLDINGS LIMITED PARTNERSHIP, by
SUN LIFE INVESTMENT HOLDINGS GP, INC., its General Partner

By:	/s/ Colm Dec Mullarkey
Name:	Colm Dec Mullarkey
Title:	President

By:	/s/ Andrew Stephan Harris
Name:	Andrew Stephan Harris
Title:	Vice President

SLC ASSET MANAGEMENT ULC

By:	/s/ Marlene Frances Van den Hoogen
Name:	Marlene Frances Van den Hoogen
Title:	President

VERIFICATION
STATE OF CALIFORNIA	)
COUNTY OF LOS ANGELES	)

The undersigned states that he has duly executed the attached Application for and on behalf of Crescent Capital BDC, Inc., Crescent Capital Group LP, Crescent Capital High Income Fund B, L.P., Crescent Credit Europe LLP,  Crescent Credit Solutions VIIIA-2, L.P., Crescent Credit Solutions VIII, L.P., Crescent CRPTF Multi-Strat L.P., Crescent CRPTF Private Credit L.P., Crescent Direct Lending Levered Fund (Cayman), LP, Crescent Direct Lending Levered Fund (Delaware), LP, Crescent Direct Lending Fund II (Canada), LP, Crescent Direct Lending Fund II (Delaware), LP, Crescent Direct Lending Fund III (Canada) LP, Crescent Direct Lending Fund III (Cayman) LP, Crescent Direct Lending Fund III (Delaware) LP, Crescent Direct Lending Fund III LP, Crescent Direct Lending Fund III Note Feeder LP, Crescent Direct Lending Levered Fund II (Delaware), LP, Crescent Direct Lending Levered Fund II (Cayman), LP, Crescent Direct Lending Levered Fund III (Cayman) LP, Crescent Direct Lending Levered Fund III (Delaware) LP, Crescent Direct Lending Levered Fund III Note Feeder LP, Crescent Direct Lending Levered Fund, L.P., Crescent Direct Lending SMA Management LLC, Crescent European Specialty Lending Fund II (Cayman) LP, Crescent European Specialty Lending Fund II (Cayman - Levered EUR) LP, Crescent European Specialty Lending Fund II (Cayman-Levered) LP, Crescent European Specialty Lending Fund II (Delaware) LP, Crescent European Specialty Lending Fund II (Levered) LP, Crescent Ginkgo LP, Crescent K Investments, L.P., Crescent LACERS SMA Partnership, LP, Crescent Credit Solutions VII CV, L.P., Crescent Credit Solutions VII CV-A, L.P., Crescent/NAEV Diversified Private Credit (Lux), SCSp, Crescent Mezzanine Partners VII (Chengdong Co-Investment), L.P., Crescent Mezzanine Partners VII (PA Co-Investment II), L.P., Crescent Mezzanine Partners VII (PA Co-Investment III), LP, Crescent Mezzanine Partners VII (PA Co-Investment), L.P., Crescent Private Credit Partners Levered Unitranche Fund (DE) LP, Crescent Private Credit Partners Levered Unitranche Note Feeder LP, Crescent Private Credit Partners Management LLC, Crescent Private Credit Partners Unitranche Fund (DE) LP, Crescent Private Credit Partners Unitranche Fund TE (Cayman) LP, Crescent Private Credit Partners Unitranche Note Feeder LP, Income Credit Strategies (Series C) LP, NPS/Crescent Strategic Partnership II, LP, Crescent European Specialty Lending Fund III (USD Note Feeder) LP, Crescent CLO Equity Funding II, LP, Crescent Cap Advisors, LLC, CCS IX Portfolio Holdings, LLC, Crescent Credit Solutions IXB Feeder, L.P., Crescent Credit Solutions IX, L.P., Crescent Parasol Fund LP, Crescent Cap NT Advisors, LLC, Crescent CLO Management LP, CCS IX Holdings L.P., Crescent Private Credit Income Corp., Crescent European Specialty Lending Fund III (Delaware) LP, Crescent European Specialty Lending Fund III (Cayman-Levered) LP, Crescent Mezzanine Partners VI, L.P., Crescent Mezzanine Partners VIB, L.P., Crescent Mezzanine Partners VIC, L.P., Crescent Capital High Income Fund, L.P., Crescent Senior Secured Floating Rate Loan Fund, LLC, Crescent Senior Secured Floating Rate Loan Fund (Cayman), L.P., Crescent/Kamehameha Schools Partnership, LP, Crescent Direct Lending Fund, L.P., NPS/Crescent Strategic Partnership, LP, Crescent (TX) Direct Lending Fund, L.P., Crescent/AEGIS Partnership, LP, Crescent Special Situations Fund (Investor Group), L.P., Crescent European Specialty Lending Fund, L.P., Crescent European Specialty Lending Fund (Levered) LP, Crescent European Specialty Lending Fund (Cayman-Levered) LP, Crescent European Specialty Lending Fund (Cayman) LP, Crescent European Specialty Lending Fund For ERISA Plans LP, WTW CSCS Fund, L.P., WTW CSCS Fund (Cayman), L.P., Crescent Direct Lending Fund IV Note Feeder LP, Crescent Direct Lending Fund IV (Cayman) LP, Crescent Direct Lending Fund IV (Ireland) LP, Crescent Direct Lending Fund IV (Delaware) LP, Crescent Direct Lending Levered Fund IV (Delaware) LP, Crescent Direct Lending Levered Fund IV (Cayman) LP, Crescent Direct Lending Levered Fund IV Note Feeder LP, Crescent Direct Lending Fund IV Note Feeder (Fixed) LP, Crescent Syndicated Credit Solutions Fund, L.P., Crescent Private Lending Evergreen Levered Fund (Delaware) LP, Crescent Private Lending Evergreen Levered Feeder LP, CPLE Levered Fund LLC, Crescent GP Financing Solutions L.P., GP Acceleration JV LLC, Crescent Credit Solutions IX Co-Investment Fund, L.P., CESL FLTAF LP, Crescent GP Financing Solutions (Lux), SCSp and Crescent Direct Lending Management, LLC; that he is the Secretary or Authorized Signatory, as applicable, of each such company; and that all actions necessary to authorize him to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
By:	/s/ George Hawley
Name:	George Hawley
Title:	Secretary or Authorized Signatory
Date:	August 3, 2026

VERIFICATION
COMMONWEALTH OF MASSACHUSETTS	)
COUNTY OF SUFFOLK	)

The undersigned states that he has duly executed the attached Application for and on behalf of CDL Investment Subsidiary II, LP, CDL Levered Fund II, LP, CDL Levered III Investment Subsidiary LP, CDL Unlevered III Investment Subsidiary LP, Crescent Direct Lending Fund II (Ireland), LP, Crescent Direct Lending Fund III (Ireland) LP, Crescent Direct Lending Fund III (UK) LP and Crescent Direct Lending Levered Fund III (Ireland) LP; that he is the Authorized Signatory of each such company; and that all actions necessary to authorize him to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Mike Rogers
Name:	Mike Rogers
Title:	Authorized Signatory
Date:	August 3, 2026

VERIFICATION
CAYMAN ISLANDS	)

The undersigned states that he has duly executed the attached Application for and on behalf of CPCP Levered Unitranche Investments LP, CPCP Unitranche Investments LP, Crescent Direct Lending Fund IV (UK) LP, Crescent Direct Lending Intact Fund LP, Crescent Direct Lending Fund IV (Canada) LP, Crescent Direct Lending Levered Fund IV (Canada) LP, Crescent Elephant Fund LP, Nest Crescent US Direct Lending Fund LP, CDL Unlevered IV Investment Subsidiary LP, CDL Levered IV Investment Subsidiary LP and Crescent Direct Lending Levered Fund IV Note (Canada) LP; that he is the Authorized Signatory of each such company; and that all actions necessary to authorize him to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Laren Gillespie
Name:	Laren Gillespie
Title:	Authorized Signatory
Date:	August 3, 2026

VERIFICATION
STATE OF CALIFORNIA	)
COUNTY OF LOS ANGELES	)

The undersigned states that he has duly executed the attached Application for and on behalf of Crescent Credit Europe CAA SCS, Crescent Credit Europe MM SCS and Crescent European Specialty Loan Fund SCS, SICAV-FIS; that he is a Class B Manager of the general partner of each such company; and that all actions necessary to authorize him to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jason Breaux
Name:	Jason Breaux
Title:	Class B Manager
Date:	August 3, 2026

VERIFICATION
STATE OF NEW YORK	)
COUNTY OF NEW YORK	)

The undersigned states that he has duly executed the attached Application for and on behalf of Crescent Credit Risk Sharing Levered SCSp, Crescent Credit Risk Sharing Unlevered SCSp, Crescent European Specialty Loan Fund II (GBP), SCSp, Crescent European Specialty Loan Fund II SCSp, Crescent ESL Saffron SCSp, CESL-A Coinvest Fund SCSp, Crescent European Specialty Lending Fund III (GBP) SCSp, and Crescent European Specialty Lending Fund III SCSp; that he is a Class B Manager of the general partner of each such company; and that all actions necessary to authorize him to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Addison Kim
Name:	Addison Kim
Title:	Class B Manager
Date:	August 3, 2026

VERIFICATION
STATE OF CALIFORNIA	)
COUNTY OF LOS ANGELES	)

The undersigned states that he has duly executed the attached Application for and on behalf of Crescent Private Credit Partners Levered Unitranche Fund (Ireland) LP, Crescent Private Credit Partners LP, and Crescent Private Credit Partners Unitranche Fund (Ireland) LP; that he is the Authorized Signatory of each such company; and that all actions necessary to authorize him to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ James Garmey
Name:	James Garmey
Title:	Class B Manager
Date:	August 3, 2026

VERIFICATION
STATE OF CALIFORNIA	)
COUNTY OF LOS ANGELES	)

The undersigned states that he has duly executed the attached Application for and on behalf of Crescent Credit Solutions IXC (Unlevered), SCSp, Crescent Credit Solutions IXD (Senior Unlevered), SCSp, Crescent Credit Solutions IXE (Senior Levered), SCSp, and Crescent Credit Solutions IXB, SCSp; that she is a Class B Manager of each such company; and that all actions necessary to authorize her to execute and file such instrument have been taken.  The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Kimberly Grant
Name:	Kimberly Grant
Title:	Class B Manager
Date:	August 3, 2026

VERIFICATION
STATE OF CALIFORNIA	)
COUNTY OF LOS ANGELES	)

The undersigned states that he has duly executed the attached Application for and on behalf of Crescent Private Lending Evergreen Levered Fund (Luxembourg) SCSp, that he is a Class B Manager of each such company; and that all actions necessary to authorize him to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Henry Chung
Name:	Henry Chung
Title:	Class B Manager
Date:	August 3, 2026

VERIFICATION
STATE OF CALIFORNIA	)
COUNTY OF LOS ANGELES	)

The undersigned states that he has duly executed the attached Application for and on behalf of Crescent Credit Solutions VIIIB, SCSp and Crescent Credit Solutions VIIIC (Solvency II), SCSp, that he is a Class B Manager of each such company; and that all actions necessary to authorize him to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Christopher G. Wright
Name:	Christopher G. Wright
Title:	Class B Manager
Date:	August 3, 2026

VERIFICATION

COMMONWEALTH OF MASSACHUSETTS	)
COUNTY OF NORFOLK	)

The undersigned states that he has duly executed the attached Application for and on behalf of BK Canada Holdings, Inc.; that he is the Director of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Stephen Clarkson Peacher
Name:	Stephen Clarkson Peacher
Title:	Director
Date:	August 3, 2026

VERIFICATION

CANADA	)

The undersigned states that she has duly executed the attached Application for and on behalf of BK Canada Holdings, Inc. and Sun Life Investment Holdings LP Inc.; that she is the Director of each such company; and that all actions necessary to authorize her to execute and file such instrument have been taken.  The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Marlene Frances Van den Hoogen
Name:	Marlene Frances Van den Hoogen
Title:	Director
Date:	August 3, 2026

VERIFICATION

CANADA	)

The undersigned states that she has duly executed the attached Application for and on behalf of SLC Asset Management ULC; that she is the President of such company; and that all actions necessary to authorize her to execute and file such instrument have been taken.  The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Marlene Frances Van den Hoogen
Name:	Marlene Frances Van den Hoogen
Title:	President
Date:	August 3, 2026

VERIFICATION
COMMONWEALTH OF MASSACHUSETTS	)
COUNTY OF NORFOLK	)

The undersigned states that he has duly executed the attached Application for and on behalf of CDL Unit Trust (Ireland); that he is the Authorized Signatory of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ John S. Bowman
Name:	John S. Bowman
Title:	Authorized Signatory
Date:	August 3, 2026

VERIFICATION
REPUBLIC OF IRELAND	)

The undersigned states that she has duly executed the attached Application for and on behalf of Crescent Direct Lending Fund IV (Europe) LP and Crescent Direct Lending Levered Fund IV (Ireland) LP; that she is the Authorized Signatory of each such company; and that all actions necessary to authorize her to execute and file such instrument have been taken.  The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Elizabeth Beazley
Name:	Elizabeth Beazley
Title:	Authorized Signatory
Date:	August 3, 2026

VERIFICATION

CANADA	)

The undersigned states that he has duly executed the attached Application for and on behalf of Sun Life Assurance Company of Canada and Sun Life Insurance (Canada) Limited; that he is the Senior Managing Director of each such company; and that all actions necessary to authorize him to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Bryan Antony Rowe
Name:	Bryan Antony Rowe
Title:	Senior Managing Director
Date:	August 3, 2026

VERIFICATION

CANADA	)

The undersigned states that he has duly executed the attached Application for and on behalf of Sun Life Financial Trust Inc.; that he is the Chief Investment Officer of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Bryan Antony Rowe
Name:	Bryan Antony Rowe
Title:	Chief Investment Officer
Date:	August 3, 2026

VERIFICATION

CANADA	)

The undersigned states that he has duly executed the attached Application for and on behalf of SLA Investment Holdings (U.S.) Inc.; that he is the Vice President of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Bryan Antony Rowe
Name:	Bryan Antony Rowe
Title:	Vice President
Date:	August 3, 2026

VERIFICATION

COMMONWEALTH OF MASSACHUSETTS	)
COUNTY OF NORFOLK	)

The undersigned states that he has duly executed the attached Application for and on behalf of Sun Life Assurance Company of Canada; that he is the Senior Managing Director of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Michael J. Elkas
Name:	Michael J. Elkas
Title:	Senior Managing Director
Date:	August 3, 2026

VERIFICATION

COMMONWEALTH OF MASSACHUSETTS	)
COUNTY OF NORFOLK	)

The undersigned states that he has duly executed the attached Application for and on behalf of Sun Life (U.S.) HoldCo 2020, LLC; that he is the Authorized Signer of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Randolph Brill Brown
Name:	Randolph Brill Brown
Title:	Authorized Signer
Date:	August 3, 2026

VERIFICATION

CANADA	)

The undersigned states that he has duly executed the attached Application for and on behalf of Sun Life Financial Trust Inc. and Sun Life Insurance (Canada) Limited; that he is the Director of each such company; and that all actions necessary to authorize him to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Shijie (Jay) Zhon
Name:	Shijie (Jay) Zhon
Title:	Director
Date:	August 3, 2026

VERIFICATION

COMMONWEALTH OF MASSACHUSETTS	)
COUNTY OF NORFOLK	)

The undersigned states that he has duly executed the attached Application for and on behalf of Sun Life and Health Insurance Company (U.S.), Sun Life Financial (U.S.) Reinsurance Company and Sun Life Financial (U.S.) Reinsurance Company II; that he is the Authorized Signer of each such company; and that all actions necessary to authorize him to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Randolph Brill Brown
Name:	Randolph Brill Brown
Title:	Authorized Signer
Date:	August 3, 2026

VERIFICATION

COMMONWEALTH OF MASSACHUSETTS	)
COUNTY OF NORFOLK	)

The undersigned states that he has duly executed the attached Application for and on behalf of SLA US Real Estate Holdings, Inc. and SLI US Real Estate Holdings, Inc.; that he is the Director of each such company; and that all actions necessary to authorize him to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Randolph Brill Brown
Name:	Randolph Brill Brown
Title:	Director
Date:	August 3, 2026

VERIFICATION

COMMONWEALTH OF MASSACHUSETTS	)
COUNTY OF NORFOLK	)

The undersigned states that he has duly executed the attached Application for and on behalf of Sun Life and Health Insurance Company (U.S.); that he is the Director of each such company; and that all actions necessary to authorize him to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Les Carter
Name:	Les Carter
Title:	Director
Date:	August 3, 2026

VERIFICATION

COMMONWEALTH OF MASSACHUSETTS	)
COUNTY OF NORFOLK	)

The undersigned states that he has duly executed the attached Application for and on behalf of Sun Life (U.S.) HoldCo 2020, LLC; that he is the Authorized Signer of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Michael J. Elkas
Name:	Michael J. Elkas
Title:	Authorized Signer
Date:	August 3, 2026

VERIFICATION

COMMONWEALTH OF MASSACHUSETTS	)
COUNTY OF NORFOLK	)

The undersigned states that he has duly executed the attached Application for and on behalf of Sun Life Financial (U.S.) Reinsurance Company, Sun Life Financial (U.S.) Reinsurance Company II, SLA US Real Estate Holdings, Inc. and SLI US Real Estate Holdings, Inc.; that he is the Authorized Signer of each such company; and that all actions necessary to authorize him to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Bryan Antony Rowe
Name:	Bryan Antony Rowe
Title:	Authorized Signer
Date:	August 3, 2026

VERIFICATION

HONG KONG	)

The undersigned states that she has duly executed the attached Application for and on behalf of Sun Life Hong Kong Limited; that she is the Chief Investment Officer of such company; and that all actions necessary to authorize her to execute and file such instrument have been taken.  The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Shiuan Ting van Vuuren
Name:	Shiuan Ting van Vuuren
Title:	Chief Investment Officer
Date:	August 3, 2026

VERIFICATION

COMMONWEALTH OF MASSACHUSETTS	)
COUNTY OF NORFOLK	)

The undersigned states that he has duly executed the attached Application for and on behalf of Sun Life Investment Holdings LP Inc.; that he is the Director of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Colm Dec Mullarkey
Name:	Colm Dec Mullarkey
Title:	Director
Date:	August 3, 2026

VERIFICATION

COMMONWEALTH OF MASSACHUSETTS	)
COUNTY OF NORFOLK	)

The undersigned states that he has duly executed the attached Application for and on behalf of SLA Investment Holdings (U.S.) Inc. and Sun Life Investment Holdings Limited Partnership; that he is the President of each such company; and that all actions necessary to authorize him to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Colm Dec Mullarkey
Name:	Colm Dec Mullarkey
Title:	President
Date:	August 3, 2026

VERIFICATION

COMMONWEALTH OF MASSACHUSETTS	)
COUNTY OF NORFOLK	)

The undersigned states that he has duly executed the attached Application for and on behalf of Sun Life Investment Holdings Limited Partnership; that he is the Vice President of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Andrew Stephen Harris
Name:	Andrew Stephen Harris
Title:	Vice President
Date:	August 3, 2026

VERIFICATION

BERMUDA	)

The undersigned states that he has duly executed the attached Application for and on behalf of Sun Life Financial (Bermuda) Reinsurance Ltd.; that he is the President of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Samuel G. Berry
Name:	Samuel G. Berry
Title:	President
Date:	August 3, 2026

VERIFICATION

BERMUDA	)

The undersigned states that he has duly executed the attached Application for and on behalf of Sun Life Financial (Bermuda) Reinsurance Ltd.; that he is the Vice President of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Duarte Manuel de Frias
Name:	Duarte Manuel de Frias
Title:	Vice President
Date:	August 3, 2026

SCHEDULE A
Existing Affiliated Funds and Existing Proprietary Accounts
All Existing Proprietary Accounts and Existing Affiliated Funds advised by an Existing Adviser are set forth below:
Crescent Capital Group LP
CPLE Levered Fund LLC
Crescent Capital High Income Fund B, L.P.
Crescent Capital High Income Fund, L.P.
Crescent Credit Solutions VII CV, L.P.
Crescent Credit Solutions VII CV-A, L.P.
Crescent Credit Solutions VIII, L.P.
Crescent Credit Solutions VIIIA-2, L.P.
Crescent Credit Solutions VIIIB, SCSp
Crescent Credit Solutions VIIIC (Solvency II), SCSp
Crescent Credit Solutions IXB Feeder, L.P.
Crescent Credit Solutions IXB, SCSp
Crescent Credit Solutions IX, L.P.
Crescent Credit Solutions IX Co-Investment Fund, L.P.
Crescent Credit Solutions IXC (Unlevered), SCSp
Crescent Credit Solutions IXD (Senior Unlevered), SCSp
Crescent Credit Solutions IXE (Senior Levered), SCSp
Crescent CRPTF Multi-Strat L.P.
Crescent CRPTF Private Credit L.P.
Crescent GP Financing Solutions L.P.
Crescent GP Financing Solutions (Lux), SCSp
Crescent Mezzanine Partners VI, L.P.
Crescent Mezzanine Partners VIB, L.P.
Crescent Mezzanine Partners VIC, L.P.
Crescent Ginkgo LP
Crescent K Investments, L.P.
Crescent Mezzanine Partners VII (Chengdong Co-Investment), L.P.
Crescent Mezzanine Partners VII (PA Co-Investment II), L.P.
Crescent Mezzanine Partners VII (PA Co-Investment III), LP
Crescent Mezzanine Partners VII (PA Co-Investment), L.P.
Crescent Credit Risk Sharing Levered SCSp
Crescent Credit Risk Sharing Unlevered SCSp
Crescent/NAEV Diversified Private Credit (Lux), SCSp
Crescent Private Lending Evergreen Levered Fund (Delaware) LP
Crescent Private Lending Evergreen Levered Fund (Luxembourg) SCSp
Crescent Private Lending Evergreen Levered Feeder LP
Crescent Senior Secured Floating Rate Loan Fund (Cayman), L.P.
Crescent Senior Secured Floating Rate Loan Fund, LLC
Crescent Special Situations Fund (Investor Group), L.P.
Crescent Syndicated Credit Solutions Fund, L.P.
Crescent (TX) Direct Lending Fund, L.P.
Crescent/AEGIS Partnership, LP
Crescent/Kamehameha Schools Partnership, LP
GP Acceleration JV LLC
Income Credit Strategies (Series C) LP
Nest Crescent US Direct Lending Fund LP
NPS/Crescent Strategic Partnership II, LP
NPS/Crescent Strategic Partnership, LP
WTW CSCS Fund, L.P.
WTW CSCS Fund (Cayman), L.P.

Crescent Capital Group LP
CESL-A Coinvest Fund SCSp
CESL FLTAF LP
Crescent Credit Europe CAA SCS

Crescent Credit Europe MM SCS
Crescent ESL Saffron SCSp
Crescent European Specialty Lending Fund II (Cayman - Levered EUR) LP
Crescent European Specialty Lending Fund II (Cayman) LP
Crescent European Specialty Lending Fund II (Cayman-Levered) LP
Crescent European Specialty Lending Fund II (Delaware) LP
Crescent European Specialty Lending Fund II (Levered) LP
Crescent European Specialty Lending Fund III (Cayman - Levered) LP
Crescent European Specialty Lending Fund III (Delaware) LP
Crescent European Specialty Lending Fund III (GBP) SCSp
Crescent European Specialty Lending Fund III SCSp
Crescent European Specialty Lending Fund III (USD Note Feeder) LP
Crescent European Specialty Loan Fund II (GBP) SCSp
Crescent European Specialty Loan Fund II SCSp
Crescent European Specialty Loan Fund SCS, SICAV-FIS
Crescent LACERS SMA Partnership, LP

Crescent Capital Group LP
Crescent European Specialty Lending Fund (Cayman) LP
Crescent European Specialty Lending Fund (Cayman-Levered) LP
Crescent European Specialty Lending Fund, L.P.
Crescent European Specialty Lending Fund (Levered) LP
Crescent European Specialty Lending Fund for ERISA Plans LP

Crescent Direct Lending Management, LLC
CDL Investment Subsidiary II, LP
CDL Levered Fund II, LP
CDL Levered III Investment Subsidiary LP
CDL Levered IV Investment Subsidiary LP
CDL Unit Trust (Ireland)
CDL Unlevered III Investment Subsidiary LP
CDL Unlevered IV Investment Subsidiary LP
Crescent Direct Lending Fund, L.P.
Crescent Direct Lending Fund II (Canada), LP
Crescent Direct Lending Fund II (Delaware), LP
Crescent Direct Lending Fund II (Ireland), LP
Crescent Direct Lending Fund III (Canada) LP
Crescent Direct Lending Fund III (Cayman) LP
Crescent Direct Lending Fund III (Delaware) LP
Crescent Direct Lending Fund III (Ireland) LP
Crescent Direct Lending Fund III LP
Crescent Direct Lending Fund III Note Feeder LP
Crescent Direct Lending Fund III (UK) LP
Crescent Direct Lending Fund IV (Canada) LP
Crescent Direct Lending Fund IV (Cayman) LP
Crescent Direct Lending Fund IV (Delaware) LP
Crescent Direct Lending Fund IV (Europe) LP
Crescent Direct Lending Fund IV (Ireland) LP
Crescent Direct Lending Fund IV Note Feeder LP
Crescent Direct Lending Fund IV Note Feeder (Fixed) LP
Crescent Direct Lending Fund IV (UK) LP
Crescent Direct Lending Levered Fund, L.P.
Crescent Direct Lending Levered Fund (Cayman), LP
Crescent Direct Lending Levered Fund (Delaware), LP
Crescent Direct Lending Levered Fund II (Cayman), LP
Crescent Direct Lending Levered Fund II (Delaware), LP
Crescent Direct Lending Levered Fund III (Cayman) LP
Crescent Direct Lending Levered Fund III (Delaware) LP
Crescent Direct Lending Levered Fund III (Ireland) LP
Crescent Direct Lending Levered Fund III Note Feeder LP

Crescent Direct Lending Levered Fund IV (Canada) LP
Crescent Direct Lending Levered Fund IV (Cayman) LP
Crescent Direct Lending Levered Fund IV (Delaware) LP
Crescent Direct Lending Levered Fund IV (Ireland) LP
Crescent Direct Lending Levered Fund IV Note Feeder LP
Crescent Direct Lending Levered Fund IV Note (Canada) LP

Crescent Direct Lending SMA Management LLC
Crescent Direct Lending Intact Fund LP
Crescent Elephant Fund LP
Crescent Parasol Fund LP

Crescent Private Credit Partners Management LLC
CPCP Levered Unitranche Investments LP
CPCP Unitranche Investments LP
Crescent Private Credit Partners LP
Crescent Private Credit Partners Levered Unitranche Fund (DE) LP
Crescent Private Credit Partners Levered Unitranche Fund (Ireland) LP
Crescent Private Credit Partners Levered Unitranche Note Feeder LP
Crescent Private Credit Partners Unitranche Fund (DE) LP
Crescent Private Credit Partners Unitranche Fund (Ireland) LP
Crescent Private Credit Partners Unitranche Fund TE (Cayman) LP
Crescent Private Credit Partners Unitranche Note Feeder LP

Existing Proprietary Accounts
Sun Life Assurance Company of Canada
Sun Life Insurance (Canada) Limited
Sun Life Financial Trust Inc.
Sun Life and Health Insurance Company (U.S.)
Sun Life Hong Kong Limited
Sun Life (U.S.) HoldCo 2020, LLC
Sun Life Investment Holdings LP Inc.
SLA Investment Holdings (U.S.) Inc.
Sun Life Financial (U.S.) Reinsurance Company
Sun Life Financial (U.S.) Reinsurance Company II
Sun Life Financial (Bermuda) Reinsurance Ltd.
SLA US Real Estate Holdings, Inc.
SLI US Real Estate Holdings, Inc.
Sun Life Investment Holdings Limited Partnership
SLC Asset Management ULC
BK Canada Holdings, Inc.

EXHIBIT A
Resolutions of Crescent Capital BDC, Inc. (the “Fund”)
Approval of Filing Section 17(d) Application for Co-Investment Relief
WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.
NOW, THEREFORE, BE IT RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further
RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further
RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Resolutions of Crescent Private Credit Income Corp.
Approval of Filing Section 17(d) Application for Co-Investment Relief
WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.
NOW, THEREFORE, BE IT RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further
RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further
RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Resolutions of CCS IX Portfolio Holdings, LLC
Approval of Filing Section 17(d) Application for Co-Investment Relief
WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.
NOW, THEREFORE, BE IT RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further
RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further
RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.